Exhibit 99.1

STAR BULK CARRIERS CORP. ANNOUNCES public offering of common stock

ATHENS, GREECE, January 8, 2015 – Star Bulk Carriers Corp. (NASDAQ: SBLK) (“Star Bulk” or the “Company”) announced today that it plans to make an underwritten public offering of its common stock. The Company intends to use the net proceeds from the offering for its new building program and general corporate purposes.

Jefferies LLC and Morgan Stanley & Co. LLC will act as joint book-running managers for the offering. The Company intends to grant the underwriters a 30-day option to purchase additional shares of its common stock. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or the actual size or terms of the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or Prospectus_Department@Jefferies.com; or from Morgan Stanley & Co., Incorporated, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A shelf registration statement relating to the offering of the common stock was filed with the U.S. Securities and Exchange Commission and is effective. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, Star Bulk will have a fleet of 102 vessels, with an aggregate capacity of 11.8 million dwt, consisting primarily of Capesize, as well as, Kamsarmax, Panamax, Post-Panamax, Newcastlemax, Ultramax, Supramax and Handymax vessels with carrying capacities between 45,590 dwt and 209,000 dwt. Our fleet currently includes 64 operating vessels, 5 second hand vessels to be delivered in early 2015 and 34 newbuilding vessels currently under construction at shipyards in Japan and China. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Cautionary Note Regarding Forward Looking Statements:

Certain of the statements made in this press release are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, such as those, among others, relating to the Company’s expectations regarding the completion of the proposed public offering and use of proceeds of the proposed public offering. All forward-looking statements involve risks and uncertainties. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering and other risks set forth in the prospectus for the offering described herein. There can be no assurance that the Company will be able to complete the proposed public offering on terms satisfactory to it, or at all.

Contact Information

Company:

Simos Spyrou and Christos Begleris

Co-CFOs

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Ag. Konstantinou Av.

Maroussi 15124

Athens Greece

www.starbulk.com

Investor Relations/Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel/ (212) 661-7566

E-mail: starbulk@capitallink.com

www.capitallink.com